FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2007

Goldcorp Inc. (Translation of registrant's name into English)
Suite 3400 - 666 Burrard St. Vancouver, British Columbia V6C 2X8 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: February 23, 2007	/s/Anna M. Tudela
Name: Anna M. Tudela
Title: Director, Legal and Assistant Corporate Secretary

Suite 3400 - 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP ANNOUNCES 2006 RESERVES, PRODUCTION AND CASH COSTS

(All figures are in US dollars unless stated otherwise)

Vancouver, British Columbia - February 23, 2007 - Goldcorp Inc. (GG:NYSE; G:TSX) today reported reserves, resources, production and cash costs as of and for the year ended December 31, 2006.

•	Proven and Probable gold reserves increased by 170 percent to 39.8 million ounces.

•	Measured and Indicated gold resources increased more than fivefold to 16.4 million ounces.

•	Inferred gold resources quadrupled to 30.8 million ounces.

•	Proven and Probable silver reserves increase to 781 million ounces

“The acquisition of assets during the year from Placer Dome and Glamis Gold drove the dramatic increases in reserves and resources in 2006,” said Kevin McArthur, President and Chief Executive Officer. “Our priority going forward will be on organic growth initiatives designed to unlock further value from our very large mineral concession holdings. We will be investing over $120 million in exploration during 2007, with most of that directed toward drilling in the shadows of our headframes.”

Complete reserves and resources calculations are as follows:
GOLDCORP INC.
PROVEN AND PROBABLE RESERVES(1),(4),(5),(6)
AS OF DECEMBER 31, 2006

Based on attributable ounces
GOLD		million tonnes	g Au/t	g Au/t
Peñasquito Mill	Mexico	476.93	0.60	9.19
Pueblo Viejo (40.0%)	Dominican Republic	71.71	3.14	7.25
Red Lake	Canada	7.26	22.24	5.19
Los Filos	Mexico	202.65	0.69	4.50
Alumbrera (37.5%)	Argentina	143.47	0.48	2.21
Marlin	Guatemala	16.36	4.16	2.19
Porcupine (51.0%)	Canada	31.40	1.76	1.78
Marigold (66.7%)	United States	61.82	0.71	1.42
Musselwhite (68.1%)	Canada	5.91	6.34	1.21
El Sauzal	Mexico	13.73	2.11	0.93
San Dimas	Mexico	4.32	5.73	0.80
Peñasquito Heap Leach	Mexico	87.06	0.28	0.79
Nukay	Mexico	3.62	6.03	0.70
Amapari	Brazil	6.13	2.46	0.49
Peak	Australia	2.08	6.53	0.44
La Coipa (50.0%)	Chile	10.14	1.32	0.43
Wharf	United States	4.16	1.10	0.15
San Martin	Honduras	4.43	0.75	0.11
TOTAL GOLD				39.75

SILVER		million tonnes	g Ag/t	million ounces
Peñasquito Mill	Mexico	476.93	33.2	508.3
Peñasquito Heap Leach	Mexico	87.06	23.8	66.5
San Dimas	Mexico	4.32	388.2	53.8
Marlin	Guatemala	16.36	93.5	49.2
Los Filos	Mexico	202.65	5.8	37.9
Pueblo Viejo (40.0%)	Dominican Republic	71.71	16.3	37.5
La Coipa (50.0%)	Mexico	10.14	85.3	27.8
Peak	Australia	2.08	4.4	0.3
TOTAL SILVER				781.4
COPPER		million tonnes	% Cu	million pounds
Alumbrera (37.5%)(2	Argentina	143.47	0.45%	1,423
Pueblo Viejo (40.0%)	Dominican Republic	71.71	0.10%	153
Peak	Australia	2.08	0.68%	31
TOTAL COPPER				1,607
LEAD		million tonnes	% Pb	million pounds
Peñasquito Mill	Mexico	476.93	0.35%	3,683
Peak	Australia	2.08	0.14%	7
TOTAL LEAD				3,690
ZINC		million tonnes	% Zn	million pounds
Peñasquito Mill	Mexico	476.93	0.76%	7,982
Pueblo Viejo (40.0%)	Dominican Republic	71.71	0.70%	1,108
Peak	Australia	2.08	0.16%	7
TOTAL ZINC				9,097

GOLDCORP INC. MEASURED AND INDICATED RESOURCES(1),(2),(3),(7) AS OF DECEMBER 31, 2006
Based on attributable ounces
GOLD		million tonnes	g Au/t	million ounces
Peñasquito Mill	Mexico	271.20	0.30	2.62
Pueblo Viejo (40.0%)	Dominican Republic	9.87	2.69	0.85
Red Lake	Canada	3.19	17.68	1.81
Los Filos	Mexico	89.80	0.62	1.78
Porcupine (51.0%)	Canada	39.78	1.75	2.24
Marigold (66.7%)	United States	30.94	0.70	0.69
Marlin	Guatemala	3.36	2.00	0.22
Alumbrera (37.5%)	Argentina	9.00	0.37	0.11
Musselwhite (68.1%)	Canada	2.28	5.56	0.41
Imperial Project	United States	82.76	0.58	1.53
Cerro Blanco	Guatemala	2.52	15.64	1.27
El Sauzal	Mexico	6.35	0.70	0.14
Nukay	Mexico	0.26	5.78	0.05
Peñasquito Heap Leach	Mexico	37.20	0.13	0.16
Amapari	Australia	6.98	2.98	0.67
Peak	Brazil	3.35	3.96	0.43
La Coipa (50.0%)	Chile	11.47	0.99	0.36
Dee (40%)	United States	7.21	2.11	0.49
San Nicolas (35%)	Mexico	27.99	0.48	0.43
San Martin	Honduras	6.47	0.78	0.16
TOTAL GOLD				16.42
SILVER		million tonnes	g Ag/t	million ounces
Peñasquito Mill	Mexico	271.20	26.2	228.1
Peñasquito Heap Leach	Mexico	37.20	15.8	18.9
Marlin	Guatemala	3.36	71.5	7.7
Los Filos	Mexico	89.80	5.0	14.3
Pueblo Viejo (40.0%)	Dominican Republic	9.87	9.6	3.0
La Coipa (50.0%)	Chile	11.47	29.3	10.8
San Nicolas (35.0%)	Mexico	27.99	29.0	26.1
Cerro Blanco	Guatemala	2.52	72.0	5.8
Peak	Australia	3.35	6.7	0.7
TOTAL SILVER				315.4
COPPER		million tonnes	% Cu	million pounds
Alumbrera (37.5%)	Argentina	9.00	0.38%	74
San Nicolas (35.0%)	Mexico	27.99	1.33%	819
Pueblo Viejo (40.0%)	Dominican Republic	9.87	0.05%	12
Peak	Australia	3.35	1.17%	87
TOTAL COPPER				992
LEAD		million tonnes	% Pb	million pounds
Peñasquito Mill	Mexico	271.20	0.27%	1,622
Peak	Australia	3.35	0.14%	11
TOTAL LEAD				1,633
ZINC		million tonnes	% Zn	million pounds
Peñasquito Mill	Mexico	271.20	0.64%	3,805
San Nicolas (35.0%)	Mexico	27.99	1.84%	1, 137
Pueblo Viejo (40.0%)	Dominican Republic	9.87	0.15%	32
Peak	Australia	3.35	0.22%	16
TOTAL ZINC				4,990

GOLDCORP INC. INFERRED RESOURCES AS OF DECEMBER 31, 2006
Based on attributable ounces
GOLD		million tonnes	g Au/t	million ounces
Peñasquito Mill	Mexico	2,404.60	0.18	13.76
Pueblo Viejo (40.0%)	Dominican Republic	19.67	2.82	1.78
Red Lake	Canada	2.94	26.34	2.49
Los Filos	Mexico	71.49	0.62	1.42
Porcupine (51.0%)	Canada	26.10	1.89	1.59
Marigold (66.7%)	United States	122.53	0.43	1.68
Marlin	Guatemala	20.09	1.56	1.01
San Dimas	Mexico	17.27	3.17	1.76
Musselwhite (68.1%)	Canada	2.35	6.89	0.52
Imperial Project	United States	43.83	0.40	0.56
Cerro Blanco	Guatemala	1.35	15.31	0.67
El Sauzal	Mexico	60.35	0.26	0.50
Nukay	Mexico	4.09	5.61	0.74
Peñasquito Heap Leach	Mexico	172.00	0.07	0.39
Amapari	Australia	1.92	2.47	0.15
Peak	Brazil	1.99	6.50	0.42
La Coipa (50.0%)	Chile	0.42	0.79	0.01
El Limon (21.2%)	Mexico	6.50	3.27	0.68
Dee (40%)	United States	0.40	2.07	0.03
San Nicolas (35%)	Mexico	2.46	0.37	0.03
San Martin	Honduras	10.82	0.26	0.09
TOTAL GOLD				30.28
SILVER		million tonnes	g Ag/t	million ounces
Peñasquito Mill	Mexico	2,404.60	11.0	849.3
San Dimas	Mexico	17.27	320.8	178.1
Peñasquito Heap Leach	Mexico	172.00	5.8	31.8
Marlin	Guatemala	20.09	27.5	17.8
Los Filos	Mexico	71.49	5.4	12.4
Pueblo Viejo (40.0%)	Dominican Republic	19.67	4.2	2.7
La Coipa (50.0%)	Chile	0.42	35.6	0.5
San Nicolas (35.0%)	Mexico	2.46	23.8	1.9
Cerro Blanco	Guatemala	1.35	59.6	2.6
Peak	Australia	1.99	5.0	0.3
TOTAL SILVER				1,097.4
COPPER		million tonnes	% Cu	million pounds
San Nicolas (35.0%)	Mexico	2.46	1.28%	69
Pueblo Viejo (40.0%)	Dominican Republic	19.67	0.03%	13
Peak (100%)	Australia	1.99	0.53%	23
TOTAL COPPER				106
LEAD		million tonnes	% Pb	million pounds
Peñasquito Mill	Mexico	2,404.60	0.10%	5,389
Peak	Australia	1.99	0.07%	3
TOTAL LEAD				5,392
ZINC		million tonnes	% Zn	million pounds
Peñasquito Mill	Mexico	2,404.60	0.29%	15,638
San Nicolas (35.0%)	Mexico	2.46	1.43%	78
Pueblo Viejo (40.0%)	Dominican Republic	19.67	0.02%	10
Peak	Australia	1.99	0.08%	4
TOTAL ZINC				15,729

Goldcorp Reserve and Resource Reporting Notes:

1
All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

2	All Mineral Resources are reported exclusive of Mineral Reserves.

3	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

4	Reserves and Resources are reported as of December 31, 2006, with the following conditions or exceptions;

1	Reserves and Resources for Penasquito are as reported by the former owner, Glamis Gold Corp., in their press release of
June 21, 2006.
2	Reserves and Resources for Cerro Blanco and the Imperial Project are as reported by the former owner, Glamis Gold Corp., in their press releases of February 13, 2006.
3	Reserves and Resources for Alumbrera are reported as of June 30, 2006.
4	Reserves and Resources for Pueblo Viejo are as reported by Barrick, in their press release of February 22, 2007.
5	Reserves and Resources for El Limon are reported as of November 3, 2004.

5	Qualified Persons for the Mineral Reserve and Mineral Resource estimates as defined by the National Instrument 43-101 are as follows:

1	Red Lake	Stephan Blais, P.Eng., Red Lake Gold Mines
	Gold Mines	Dean Crick, P.Geo., Red Lake Gold Mines
2	San Dimas	Reynaldo Rivera, MAusIMM, Luismin S.A. de C.V.
3	Nukay	Reynaldo Rivera, MAusIMM, Luismin S.A. de C.V.,
4	Los Filos	Mike Hester, P.E., Independent Mining Consultants
Pamela de Mark, P.Geo., Snowden Mining Consultants
Andy Ross, P.Geo., Snowden Mining Consultants
Reynaldo Rivera, MAusIMM, Luismin S.A. de C.V.,
5	El Limon	James N. Grey, P.Geo., Teck Cominco Ltd.
Al Samis, P.Geo., Teck Cominco Ltd.
6	Alumbrera	Luis Rivera, MAusIMM, Minera Alumbrera Ltd.
7	Peak	Eric Strom, P.Eng., Peak Gold Mines
Rex Berthelsen, MAusIMM, Peak Gold Mines
8	Amapari	Trevor Jones, MAusIMM, MPBA
9	Wharf	Michael Kociumbas, P.Geo., Watts Griifis McOuat Ltd.
Ross McFarlane, P.Eng., Watts Griffis McOuat Ltd.
10	Porcupine	Stephen Price, P.Geo., Porcupine Joint Venture
Alastair Still, P.Geo, Porcupine Joint Venture
Imola Götz, P.Eng., Porcupine Joint Venture
11	Musselwhite	Andrew Cheatle, P.Geo., Musselwhite Mine
Tim Sanford, P.Eng., Musselwhite Mine
12	La Coipa	Andres Guaringa, MAusIMM, Mantes de Oro
13	Pueblo Viejo	as per Barrick February 22, 2007 press release
14	Penasquito	as per Glamis June 21, 2006 press release
15	Marigold	Neil B. Prenn, P.Eng. Mine Dev. Assoc.
16	El Sauzal	Neil B. Prenn, P.Eng. Mine Dev. Assoc.
17	Marlin	Neil B. Prenn, P.Eng. Mine Dev. Assoc.
18	San Martin, Honduras	Neil B. Prenn, P.Eng. Mine Dev. Assoc.
19	Cerro Blanco	as per Glamis February 13, 2006 press release
20	Imperial Project	as per Glamis February 13, 2006 press release
21	Dee Project	as per Barrick Gold of North America Technical Report, Jan. 2007
22	Corporate Overview	Randy V.J. Smallwood, P.Eng., Bob H. Bryson, Goldcorp Inc.

6
Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $450 per ounce of gold, $7 per ounce of silver, $1.25 per pound of copper, $0.30 per pound of lead, and $0.60 per pound of zinc, unless otherwise noted below;

1	$400 / oz gold	Alumbrera, partial Los Filos, partial Marigold
2	$425 / oz gold	partial Los Filos
3	$500 / oz gold	Wharf
4	$1.00 / lb copper	Alumbrera
5	$0.35 / lb lead	Peak
6	$0.80 / lb zinc	Peak
7	$475 / oz gold	Pueblo Viejo
8	$8.50 / oz silver	Pueblo Viejo

7
Mineral Resources are estimated using appropriate recovery rates and US$ commodity prices of $525 per ounce of gold, $8 per ounce of silver, $1.50 per pound of copper, $0.43 per pound of lead, and $0.86 per pound of zinc, unless otherwise noted below;

1	$300 / oz gold	San Nicolas
2	$400 / oz gold	El Limon
3	$410 / oz gold	Alumbrera
4	$648 / oz gold	Penasquito
5	$5 / oz silver	San Nicolas
6	$10.08 / oz silver	Penasquito
7	$0.90 / lb copper	San Nicolas
8	$1.10 / lb copper	Alumbrera
9	$0.35 / lb lead	Peak
10	$0.50 / lb zinc	San Nicolas
11	$0.80 / lb zinc	Peak
12	$425 / oz gold	Cerro Blanco

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: These tables use the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred.

Mineral Resource exists, or is economically or legally mineable.

Production and Cash Costs

Gold production in 2006 increased 49 percent to 1.69 million ounces while total cash costs were $33 per ounce. For the fourth quarter ended December 31, 2006, gold production was 587,800 ounces at a total cash cost of $160 per ounce. Assuming the successful sale of the Company’s Peak and Amapari mines, Goldcorp’s forecast gold production for 2007 is approximately 2.6 million ounces at an estimated cash cost of less than $150 per ounce. Production and cash cost data for 2006 on a mine-by-mine basis are as follows:

		Total Cash Cost
Mine	Gold Production (ounces)	(US$ per ounce)

Red Lake	592,900	195
Musselwhite	113,500	349
Porcupine	99,700	430
San Dimas	208,400	131
El Sauzal[1]	63,600	97
Marlin[1]	42,300	113
San Martin[1]	9,700	427
Alumbrera	240,200	(1,176)
Amapari	84,200	524
La Coipa	28,300	(243)
Wharf	63,000	340
Marigold[1]	24,900	308
Peak	122,600	215

Total	1,693,300	$33

1 Includes production only as of November 4, 2006, the closing date of transaction with Glamis Gold.

On March 8, 2007, Goldcorp will release its financial results for the fourth quarter and full year 2006. A conference call will be held at 2:00 p.m. ET to discuss these results. Participants may join the call by dialing toll free 1-888-789-0156 or (416) 695-9753 for calls from outside Canada and the US.

Goldcorp is one of the world’s lowest cost and fastest growing multi-million ounce gold producers with operations throughout the Americas.

Cautionary Note Regarding Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “General Development of the Business - Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Jeff Wilhoit	Melanie Pilon
Vice President, Investor Relations	Director, Investor Relations
Goldcorp Inc.	Goldcorp Inc.
Telephone: (604) 696-3074	Telephone: 604-696-3024
Fax: (604) 696-3001	Fax: (604) 696-3001

e-mail: info@goldcorp.com
website: www.goldcorp.com